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[THE ASSOCIATES LOGO]   THE ASSOCIATES(R)

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NEWS

Contact: Fred Stern                                        FOR IMMEDIATE RELEASE
         The Associates
         (214) 541-4042

         Mary Joseph
         Ford Financial Services Group
         (313) 322-4466

                  ASSOCIATES FIRST CAPITAL CORPORATION FILES
                        FOR AN INITIAL PUBLIC OFFERING

         DALLAS, February 9, 1996 -- Associates First Capital Corporation announced today that a registration statement has been filed with the Securities and Exchange Commission for a potential initial public offering of up to 19.8% interest in the company's common stock.

         The company, which is an indirect wholly owned subsidiary of Ford Motor Company, said the planned offering would involve newly issued shares of Associates.

         "This public offering would give Associates an additional performance measurment through the securities markets and at the same time allow us to continue our excellent partnership with Ford," said Keith W. Hughes, chairman and chief executive officer of Associates.

         Associates First Capital Corporation is a leading diversified consumer and commercial finance company providing finance, leasing and related services.

         A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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